Exhibit 99.1

Director’s Share Dealing

London: Wednesday, December 14, 2016:  Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) has received notification that Mr Simon To, Executive Director and Chairman, purchased a total of 52,161 American Depositary Shares of the Company (“ADSs”, each representing one half of one ordinary share of US$1.00 each in the capital of Chi-Med ("Ordinary Share")) at an average price of US$14.18 per ADS on December 9, 2016, December 12, 2016 and December 13, 2016.

Following the above purchase of 52,161 ADSs, Mr To is interested in 52,161 ADSs and 180,000 Ordinary Shares (including the holding of 78,000 Ordinary Shares in a family trust of which his family members are the beneficiaries), representing approximately 0.34% of the current issued share capital of Chi-Med.

The notification set out below is provided in accordance with the requirements of the EU Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Mr Simon To
2	Reason for the notification

a)	Position/status	Executive Director and Chairman

b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Hutchison China MediTech Limited

b)	LEI	N/A
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	ADS each representing one half of one Ordinary Share of US$1.00
	Identification code	ADS ISIN: US44842L1035

b)	Nature of the transaction	Acquisition of ADSs

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		US$14.05	10,000

d)	Aggregated information	N/A
— Aggregated volume
— Price

e)	Date of the transaction	2016-12-09

f)	Place of the transaction	Nasdaq Stock Market

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	ADS each representing one half of one Ordinary Share of US$1.00
	Identification code	ADS ISIN: US44842L1035

b)	Nature of the transaction	Acquisition of ADSs

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		US$14.12	30,000

d)	Aggregated information	N/A
— Aggregated volume
— Price

e)	Date of the transaction	2016-12-12

f)	Place of the transaction	Nasdaq Stock Market
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	ADS each representing one half of one Ordinary Share of US$1.00
	Identification code	ADS ISIN: US44842L1035

b)	Nature of the transaction	Acquisition of ADSs

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		US$14.43	12,161

d)	Aggregated information	N/A
— Aggregated volume
— Price

e)	Date of the transaction	2016-12-13

f)	Place of the transaction	Nasdaq Stock Market

About Chi-Med

Chi-Med is an innovative biopharmaceutical company which researches, develops, manufactures and sells pharmaceuticals and healthcare products.  Its Innovation Platform, Hutchison MediPharma Limited, focuses on discovering and developing innovative therapeutics in oncology and autoimmune diseases for the global market.  Its Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products in China.

Chi-Med is majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 0001).  For more information, please visit: www.chi-med.com.

Contacts

Investor Enquiries Christian Hogg, CEO	+852 2121 8200

International Media Enquiries
Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile)	anthony.carlisle@cdrconsultancy.co.uk

U.S. Based Media Enquiries
Brad Miles, BMC Communications	+1 (917) 570 7340 (Mobile)	bmiles@bmccommunications.com
Susan Duffy, BMC Communications	+1 (917) 499 8887 (Mobile)	sduffy@bmccommunications.com

Investor Relations
Matt Beck, The Trout Group	+1 (917) 415 1750 (Mobile)	mbeck@troutgroup.com
David Dible, Citigate Dewe Rogerson	+44 7967 566 919 (Mobile)	david.dible@citigatedr.co.uk

Panmure Gordon (UK) Limited
Richard Gray / Andrew Potts	+44 (20) 7886 2500